August 23, 2013

Andrew D. Mew

Accounting Branch Chief

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Energy, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-32953

Atlas Pipeline Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-14998

Dear Mr. Mew:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the responses of Atlas Energy, L.P. (“Atlas Energy”) and Atlas Pipeline Partners, L.P. (“Atlas Pipeline”) (collectively, the “Registrants”) to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 19, 2013 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Atlas Energy, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Combined Statements of Comprehensive Income (Loss), page 105

1.	We note your response to comment 3 in our letter dated July 22, 2013. As discussed within the summary section of ASU 2011-05, the objective of the update was to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The FASB issued ASU 2011-05 to increase the prominence of items reported in other comprehensive income, as it believed the update would help financial statement users better understand the causes of an entity’s change in financial position and results of operations.

Letter to Andrew D. Mew

August 23, 2013

In your response, you proposed to modify your statement of comprehensive income in future filings, but did not provide any analysis or support for not amending your current filing. One of your primary financial statements does not include the amounts required under U.S. GAAP. Please explain in detail why you believe you should not revise your financial statements for the fiscal year ended December 31, 2012. In your response, please specifically address your materiality considerations of the following:

•

The consolidated combined statement of comprehensive income (loss) of Atlas Energy, L.P. and subsidiaries, a primary financial statement, does not present consolidated comprehensive income or consolidated other comprehensive income, which are required under U.S. GAAP. Additionally, the “Total other comprehensive income (loss)” line item is mislabeled, as it presents total other comprehensive income or loss attributable to common limited partners.

•

The consolidated statement of comprehensive income on page 92 of the Atlas Pipeline Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012, a primary financial statement, does not present consolidated comprehensive income, which is required under U.S. GAAP. Additionally, the “Comprehensive Income” line item is mislabeled, as it presents comprehensive income attributable to common limited partners and the general partner.

•	Your consideration of the FASB’s objectives in issuing ASU 2011-05, which includes increasing the prominence of items reported in other comprehensive income.

Response: The Registrants acknowledge the Staff’s comment. The Registrants performed a materiality assessment considering Staff Accounting Bulletin (“SAB”) No. 108 as well as SAB No. 99. Based upon the accounting and auditing guidance, a materiality evaluation should be based on both quantitative and qualitative factors. While consolidated comprehensive income or consolidated other comprehensive income as identified subtotals does not appear in the Registrants’ respective financial statements, the Registrants believe the presentations provides sufficient information for the reader to gain an understanding of the impact to the entities. Furthermore, the assessment of qualitative factors indicates that no material information is missing from the respective Form 10-Ks as the relevant information is located throughout the Form 10-Ks:

•

While the line items are mislabeled and the total other comprehensive income is not included in the consolidated statements of comprehensive income within the respective Form 10-Ks, the components that make up the consolidated comprehensive income and/or consolidated other comprehensive income (i.e. net income/loss, changes in fair value of derivative instruments accounted for as cash flow hedges, and reclassification adjustment for realized gains in net income/loss) are each listed separately within each of the Registrants’ Consolidated Combined Statements of Comprehensive Income (Loss).

Letter to Andrew D. Mew

August 23, 2013

•

Atlas Energy includes a statement that only the effective portion of gains and losses on cash flow hedges are included within other comprehensive income within Footnote 2 “Summary of Significant Accounting Policies” under the heading “Comprehensive Income (Loss”). Atlas Pipeline will include conforming disclosures in future filings.

•

The Registrants also include tables, which display the gains/losses recognized in accumulated OCI along with the gains and losses reclassified from accumulated OCI into income within Footnote 11 “Derivative Instruments” in the respective Form 10-Ks. Furthermore, such amounts are segregated between those portions allocable to the non-controlling interests and the unit holders within the respective Consolidated Statements of Partners’ Capital of the Registrants.

While the Registrants agree that the appropriate headings should be included in the U.S. GAAP Consolidated Financial Statements, due to their materiality assessment, the Registrants request to revise the disclosure within the Consolidated Statements of Comprehensive Income (Loss) to reorder and total the amounts presented in the tables and correct the mislabeled line items in the following manner, revising the historical data in future filings. It is the Registrant’s opinion that the matters in question do not warrant an amendment to the previously filed Form 10-Ks of the Registrants as the disclosures are present elsewhere within the document, or are readily determinable from information already included within the respective statements of comprehensive income (loss) and elsewhere within the document. The Atlas Energy table will appear as follows:

	Years Ended December 31,
	2012	2011	2010
Net income (loss)	$(16,881)	$307,346	$296,511
Other comprehensive income (loss):
Changes in fair value of derivative instruments accounted for as cash flow hedges	10,921	35,156	25,801
Less: reclassification adjustment for realized gains of cash flow hedges in net income (loss)	(14,891)	(3,708)	1,343

Total other comprehensive income (loss):	(3,970)	31,448	27,144

Comprehensive income (loss):	(20,851)	338,794	323,655
Comprehensive income (loss) attributable to non-controlling interests	(51,239)	(263,597)	(278,612)
Income not attributable to common limited partners (results of operations of the Transferred Business as of and prior to February 17, 2011, the date of the acquisition (see Note 2))	—	(4,711)	(22,813)

Comprehensive income (loss) attributable to common limited partners	$(72,090)	$70,486	$22,230

Letter to Andrew D. Mew

August 23, 2013

The Atlas Pipeline table will appear as follows:

	Years Ended December 31,
	2012	2011	2010
Net income	$68,059	$295,397	$280,438
Other comprehensive income:
Adjustments for realized losses on cash flow hedges reclassified to net income	4,390	6,834	37,966

Total other comprehensive income	4,390	6,834	37,966

Comprehensive income	$72,449	$302,231	$318,404

Comprehensive income attributable to non-controlling interests	$6,010	$6,200	$4,738
Preferred unit dividends	—	389	780
Comprehensive income attributable to common limited partners and the General Partner	66,439	295,642	312,886

Comprehensive income	$72,449	$302,231	$318,404

In considering the FASB’s objectives in issuing ASU 2011-05, which includes increasing the prominence of items reported in other comprehensive income, the Registrants note that the only amounts included within other comprehensive income are the effective portion of gains and losses on cash flow hedges. The Registrants note the changes in other comprehensive income related to the effective portion of gains and losses on cash flow hedges are disclosed in the consolidated statements of comprehensive income of the respective Form 10-Ks of Atlas Energy and Atlas Pipeline, the consolidated statements of partners’ capital included within the respective Form 10-Ks of Atlas Energy and Atlas Pipeline, and within the disclosures within the derivative instruments footnotes, specifically Footnote 11 for both Atlas Energy and Atlas Pipeline.

2.	We note total comprehensive income in your proposed response as well as the sum of the components of other comprehensive income attributable to the consolidated entity in your consolidated statements of comprehensive income of $31,448 thousand and $27,144 thousand for the fiscal years ended December 31, 2011, and 2010, respectively, do not agree to the total comprehensive income included in your consolidated statements of partners’ capital on pages 106 and 107 for the same periods. Please explain.

Response: Atlas Energy acknowledges the Staff’s comment and identified errors of $62 thousand and $70 thousand within the consolidated combined statement of comprehensive income, specifically the “changes in non-controlling interest related to items in other comprehensive income” for the years ended December 31, 2011 and 2010, respectively. Atlas Energy concluded that such amounts were immaterial, quantitatively and qualitatively, based on the guidance in SAB No. 108 and SAB No. 99, and therefore, respectfully requests that it be allowed to correct these amounts in future filings, as it believes the amounts are clearly immaterial when compared with the Registrant’s total assets, operating revenues, net income (loss) and comprehensive income (loss).

Letter to Andrew D. Mew

August 23, 2013

3.	Please tell us whether the components of other accumulated other comprehensive income for the periods presented relate to any of the items within ASC 220-10-45-10A other than the effective portion of gains and losses on cash flow hedges. Additionally, tell us what consideration you gave to including disclosure of changes in the balances of each component of accumulated comprehensive income as discussed within ASC 220-10-45-14A and 220-10-55-15.

Response: The Registrants note the only component of accumulated other comprehensive income relates to the effective portion of gains and losses on cash flow hedges. This fact is disclosed within Footnote 2 “Summary of Significant Accounting Policies” within Atlas Energy’s Form 10-K under the heading “Comprehensive Income (Loss)”. The Registrants do not have transactions related to any other items listed in ASC 220-10-45-10A and Atlas Energy proposes to modify its disclosure in future filings within comprehensive income in the summary of significant accounting policies as follows:

“Comprehensive income (loss) includes net income (loss) and all other changes in the equity of a business during a period from transactions and other events and circumstances from non-owner sources that, under accounting principles generally accepted in the United States, have not been recognized in the calculation of net income (loss). These changes, other than net income (loss), are referred to as “other comprehensive income (loss)” and for the Partnership only include changes in the effective portion of gains and losses on cash flow hedges. The Partnership does not have any other type of transaction, which would be included within other comprehensive income (loss).”

Atlas Pipeline will also include conforming disclosures in future filings.

Based upon the specific components of accumulated other comprehensive income of the Registrants and the disclosures included within the derivative instruments footnotes, the Registrants believe the disclosures meet the requirements of ASC 220-10-45-14A and 220-10-55-15.

The Registrants respectfully request from the Staff that they be allowed to adjust these disclosures in future filings as “revisions” rather than amend their respective previously filed Form 10-Ks as they believe that these proposed changes, both individually and collectively, are immaterial to a reader’s understanding of the document and the Registrants’ businesses. In future filings, the Registrants will include the following footnote disclosures discussing the revisions made to previously reported information related to their respective Consolidated Statements of Comprehensive Income (Loss):

“In 2013, the Partnership revised the presentation of its consolidated statements of comprehensive income (loss) in order to more clearly distinguish the amounts of other comprehensive income (loss) attributable to each of the unit holders and the non-controlling interest. This change in presentation has been applied to all periods presented. The previously reported amounts of other comprehensive income (loss) attributable to the unit holders did not change for any period.”

Letter to Andrew D. Mew

August 23, 2013

Atlas Energy and Atlas Pipeline hereby acknowledge that:

•	each company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	neither company may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Sean McGrath at (215) 832-4130 or Trey Karlovich at (918) 574-3549.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath
Chief Financial Officer
Atlas Energy, L.P.

/s/ Robert W. Karlovich, III

Robert W. Karlovich, III
Chief Financial Officer
Atlas Pipeline Partners, L.P.